NEWS RELEASE

BRASCAN POWER AWARDED WIND POWER PROJECT IN ONTARIO

GATINEAU, November 21, 2005 - Brascan Power Corporation (to be renamed Brookfield Power) today announced that it had been selected by the Ontario government to develop its Prince Phase II Wind Energy Project near Sault Ste. Marie, Ontario. This 90 MW project is an expansion to Brascan Power’s 99 MW Prince Phase I Wind Energy Project, announced in November 2004, that will be operational in Autumn 2006.

This announcement is a result of the Ontario government’s second Request for Proposals (RFP) for approximately 1,000 megawatts (MW) of new, renewable electricity capacity for Ontario. The power generated by the combined Prince facility will be sold under 20-year power supply agreements.

“The completion of this project will be an excellent complement to our existing assets in the region, which includes 17 hydroelectric facilities located on six river systems,” said Harry Goldgut, Chairman and Chief Executive Officer of Brascan Power. “Furthermore, the development of 189 MW of new wind generation, through both phases of this project, will make a significant contribution to Ontario’s renewable energy supply. We look forward to the successful completion of this project, and to further strengthening our commitment to the Province of Ontario and to the people of this region.”

Last month, Brascan Power held an official groundbreaking ceremony to formally launch the Prince Phase I Wind Energy Project.

Prince Phase II Wind Energy Project

The 90 MW Prince Phase II Wind Energy Project will be located in the townships of Dennis, Pennefather, Korah and Aweres in Northern Ontario. The project will be constructed using 60 wind turbine generators, each measuring 1.5 MW in capacity.

The wind project will be served by a transmission line in the townships of Dennis, Pennefather, Korah and Aweres, currently under construction for Phase I of the project, and a new road network.

Brascan Power has successfully received all environmental federal and provincial permits required to commence construction for Phase II.

About Brascan Power (to be renamed Brookfield Power)

Brascan Power comprises the power generating, transmission, distribution and marketing operations of Brookfield Asset Management. Brascan Power has developed and successfully operated hydroelectric power facilities, primarily in North America, for almost 100 years. Brascan Power’s portfolio includes 130 hydroelectric power generating stations located on 43 river systems, 2 co-generation facilities and transmission and distribution assets, principally in the northeast. (See www.brascanpower.com for more details). Brookfield Asset Management is a specialist asset manager. Focused on property, power and infrastructure assets, the company has approximately $40 billion of assets under management. The company is co-listed on the New York and Toronto Stock Exchanges under BAM. (See www.brookfield.com for more details).
Brascan Power Shelley Moorhead Director, Corporate Communications & Investor Relations Tel: (819) 561-8072 Email: shelley.moorhead@brascanpower.com

Note: This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the companies’ Annual Reports and Brascan’s 40-F filed with the Securities and Exchange Commission. The companies undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.